Mail Stop 0306

January 28, 2005



VIA U.S. MAIL AND FAX (818) 251-7232

Mr. Susie L. Nemeti
Chief Financial Officer
Optical Communication Products, Inc.
6101 Variel Avenue
Woodland Hills, California 91367

	Re:	Optical Communication Products, Inc.
		Form 10-K for the year ended September 30, 2004


Dear Ms. Nemeti:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended September 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Page 36

1. In future filings, consider presenting a tabular comparison of your results in different periods, with percentage changes, followed by your narrative discussion and analysis of the reasons for material changes and their implications. Refer to SEC Release No. 34-48960.

2. Please refer to Item 303(A) of Regulation S-K and FRR No. 36-
501.4
and revise the discussion in future filings to address the following:
a) Discuss and quantify the extent to which the increases or decreases in net revenue are attributable to price changes, volume changes, the introduction of new products, etc.
b) Identify and quantify the contributing factors when two or more items contribute to the material change in a line item. For example, instead of merely stating the increase was due to an increase in demand from your existing customers, or an increase in sales to other customers; explain the underlying reasons for the increase and any offsetting decreases.
c) Consider utilizing a tabular presentation to show the percentage changes between periods for MAN, LAN and SAN sales and provide a textual explanation of those changes.
d) Discuss the substantial increases in your gross profit percentage in 2003 and 2004. Tell investors how you were able to achieve these increases and, to the extent possible, disclose what management anticipates in the future.

3. Revise your discussion in future filings to also address specific
Research & Development projects or groups of related projects.
a) To the extent possible, disclose the costs incurred to date, the current status, and the estimated completion dates, completion costs and capital requirements.
b) If estimated completion dates and costs are not reasonably certain, discuss those uncertainties.
c) Disclose the risks and uncertainties associated with completing development projects on schedule and the consequences if they are not completed timely.
d) Discuss your expected long-term plan for Research & Development expenditures.

4. In addition, we note the significant increase in research and development costs in 2003 as compared to 2002. Where changes in financial statement line items are significant and the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the increase "was due to an increase in salaries and other operating costs resulting from the increase on personnel and operation costs associated with the acquisitions of certain business assets of Cielo
Communications and Gore Photonics and the addition of engineering personnel hired." However, you do not quantify the impact of each of these factors. Refer to SEC Release No. 34-48960.

5. We note your explanation for the decrease in general and administrative expenses in fiscal 2004 as compared to fiscal 2003 as well as the increase in fiscal 2003 as compared to 2002.
Specifically
you explain that the decrease in 2004 is in part related to a decrease in insurance expense primarily related to a decrease in directors` and officers` insurance premiums. In contrast, you explain the increase in 2003 as compared to 2002 is due in part to an increase in insurance expense primarily related to an increase in directors` and officers` insurance premiums.
a) In future filings discuss the reasons for the fluctuations in your
premium expense and to the extent that this represents a trend, then
tell investors.
b) If the 2003 increases represented a one-time event, for example
-
a catch-up payment, then you should also highlight that fact for investors.

Consolidated Balance Sheet - Page F-3

6. We note that other accrued expenses represent approximately 26% of total current liabilities. In future filings, please state separately, in the balance sheet or in a note, any item, included in accrued liabilities, which is in excess of 5 percent of total current liabilities in accordance with Regulation S-X Article 5-02(20).

Note 1. Significant Accounting Policies

Inventories - Page F-8

7. We note that the company has repeatedly utilized inventory in production that was previously written down as excess inventory. In future filings and in a supplemental response please address the following:
a) Expand your accounting policy for inventory obsolescence to include how the company accounts for usage of such inventory.
b) Disclose your methods and timing for scrapping obsolete inventory and describe the circumstances which have resulted in your utilizing material amounts of obsolete inventory in the reported periods.
c) Expand your critical accounting policy discussion in MD&A relating to inventory write-downs to provide similar disclosure.

Revenue Recognition - Page F-8

8. We note that you sell your products to communication equipment manufacturers and through contract manufacturers.
a) Tell us and expand your revenue recognition policy to explain how you account for price concessions offered to customers.
b) Tell us whether any of your product sales include price protection agreements or any obligations to buy back inventory from computer equipment manufacturers or contract manufacturers.

9. Tell us and in future filings expand your revenue recognition policies to disclose how you account for product returns.

Note 10. Stockholders` Equity - Page F-17

10. We note the shares you repurchased from two executives of the company at a discount and the compensation expense you recognized. Please address the following:
a) Supplementally describe the circumstances surrounding the stock repurchase, including when and how the shares were originally obtained by the executives and the price, if any, they originally paid for the shares.
b) Discuss the relationship between the stock repurchased and options for the same number of shares shown as cancelled in the table on page
F-18. Clarify whether you repurchased stock, cancelled options, or both.
c) Discuss any vesting provisions related to the original awards granted.
d) Explain clearly why a new measurement date resulted from the stock repurchase.
e) Describe any agreements you entered into with the executives to compensate them for the discount, either currently or in a future period. Indicate the type of consideration.
f) Provide us with your supporting calculations of the compensation charge recognized.
g) Cite the accounting literature on which you based your accounting.










Note 13. Related Party Transactions - Page F-21

11. In future filings, expand this note to disclose the extent of your relationship with Furukawa, including the fact that two members of your Board of Directors are also executives of Furukawa. In addition, disclose the existence of the Master Purchase Agreement between you and Furukawa and the material terms of your research and development collaborations. See paragraph 2 of SFAS 57.

Note 14. Segment and Geographic Information - Page F-21

12. In future filings expand your geographic disclosures to include long-lived assets located in the United States and long-lived assets located in foreign countries. See paragraph 38 of SFAS 131.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-1984 if you have questions.



							Sincerely,



							Martin James
							Senior Assistant Chief
Accountant
Ms. Susie L. Nemeti
Optical Communication Products, Inc.
January 28, 2005
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